Financial Statements

Cagle Foods JV, L.L.C.

For the Year ended December 28, 1996 and December 30, 1995 with Report of Independent Auditors

Cagle Foods JV, L.L.C.
Financial Statements
Year ended December 28, 1996
and December 30, 1995

Contents

Report of Independent Auditors.......................................1
Audited Financial Statements
Balance Sheets.......................................................2
Statements of Income.................................................3
Statements of Members' Equity........................................4
Statements of Cash Flows.............................................5
Notes to Financial Statements........................................6

Report of Independent Auditors
Cagle's Inc. and Executive Holdings LTD.

We have audited the accompanying balance sheets of Cagle Foods JV, L.L.C. as of December 28, 1996 and December 30, 1995, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cagle Foods JV, L.L.C.
at December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

March 14, 1997

/S/ Ernst & Young LLP
Ernst & Young LLP

Cagle Foods JV, L.L.C.
Balance Sheets
                                      December 28, 1996     December 30, 1995
(In Thousands)
Assets
Current assets:
   Cash                             $             217        $         1,611
   Accounts receivable:
     Related party                              6,355                  6,437
     Other                                      1,642                    637
                                      ---------------        ---------------
                                                7,997                  7,074
  Inventories                                  18,712                  9,373
  Prepaid expenses                                366                    329
                                     ----------------        ---------------
Total current assets                           27,292                 18,387

Investment in affiliated companies              1,351                  1,021
Property, plant, and equipment:
  Land                                            963                    963
  Land improvements                             2,155                  2,463
  Buildings and building equipm                23,619                 25,889
  Machinery and equipment                      21,423                 17,937
  Furniture and fixtures                          387                    328
  Construction-in-process                         733                    246
                                     ----------------          -------------
                                               49,280                 47,826
  Accumulated depreciation                      9,146                  5,186
                                     ----------------         --------------
                                               40,134                 42,640
Other assets                                      560                    728
                                     ----------------          -------------
Total assets                                  $69,337                $62,776

Liabilities and members' equity
Current liabilities:
  Accounts payable                     $        6,066           $      4,312
  Accrued expenses                              3,129                  2,551
  Current portion of long-term debt                 -                  3,675
                                       --------------          -------------
Total current liabilities                       9,195                 10,538

Long-term debt                                 35,676                 35,391

Members' equity:
  Capital                                      16,304                 10,000
  Retained earnings                             8,162                  6,847
                                       --------------           ------------
Total members' equity                          24,466                 16,847
                                       --------------            -----------
Total liabilities and members' equity         $69,337                $62,776

See accompanying notes.

Cagle Foods JV, L.L.C.
Statements of Income

                                               Year ended       Year ended
                                              December 28,     December 30,
                                                  1996             1995
  (In Thousands)
                                            --------------    --------------
Net sales:
  Related party                                  $147,218           $99,271
  Other                                            11,672             4,482
 .                                           --------------    --------------
                                                  158,890           103,753

Cost of products sold                             141,623            90,205
Selling and administrative expenses                 8,077             2,018
 .                                           --------------    --------------
                                                  149,700            92,223
 .                                           --------------    --------------
Operating income                                    9,190            11,530

Other income (expense):
  Other income                                        345                90
  Interest expense                                 (2,781)           (2,232)
  Other expense                                    (1,891)           (1,266)
 .                                          ---------------    --------------
Net income                                 $        4,863     $        8,122

See accompanying notes.

Cagle Foods JV, L.L.C.
Statements of Members' Equity
(In Thousands)
                                      Capital Account
                                   -----------------------
                                    Executive     Cagle's,  Retained
                                   Holdings Ltd.   Inc.  	  Earnings  Total
                                   ------------- ---------  -------- -------
Balance at December 31, 1994             $5,000    $5,000    $2,551  $12,551
 Net income for the year ended
  December 30, 1995                           -         -     8,122    8,122
 Distribution of income                       -         -    (3,826)  (3,826)
                                    ------------------------------------------
Balance at December 30, 1995              5,000     5,000     6,847   16,847
 Capital contribution                     3,152     3,152         -    6,304
 Net income for the year ended
  December 28, 1996                           -         -     4,863    4,863
 Distribution of income                       -         -    (3,548)  (3,548)
Balance at December 28, 1996             $8,152    $8,152    $8,162   $24,466

See accompanying notes.

Cagle Foods JV, L.L.C.
Statements of Cash Flows
(In Thousands)

                                               Year ended     Year ended
                                              December 28,   December 30,
                                                  1996            1995
                                             ------------    ------------
Operating activities
Net income                                   $      4,863    $      8,122
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                   4,385           4,240
    Undistributed income of affiliates               (327)            (90)
    Gain on sales of property, plant and equipment    (17)            (18)
    Changes in operating assets and liabilities:
      Accounts receivable                            (923)         (3,607)
      Inventories                                  (9,339)         (4,003)
      Prepaid expenses                                (37)           (253)
      Other assets                                    (20)            (41)
      Accounts payable                              1,754          (1,069)
      Accrued expenses                                578              57
                                             -------------   -------------
Net cash provided by operating activities             917           3,338

Investing activities
Proceeds from the sale of property,
 plant and equipment                                   44              58
Purchases of property, plant, and equipment        (1,718)        (20,647)
Investment in affiliated company                       (3)              -
                                             -------------   -------------
Net cash used in investing activities              (1,677)        (20,589)

Financing activities
Long-term borrowings                                  285          20,932
Repayments of long-term debt                       (3,675)              -
Distribution of income                             (3,548)         (3,826)
Capital contributions                               6,304               -
                                             -------------   -------------
Net cash (used in) provided by
 financing activities                                (634)         17,106
                                             -------------   -------------
Net decrease in cash and cash equivalents          (1,394)           (145)
Cash and cash equivalents at beginning
 of period                                          1,611           1,756
                                             -------------   -------------
Cash and cash equivalents at end of period   $        217    $      1,611

Supplemental disclosures of cash flow
 information Cash paid during the year
 for interest (net of capitalized
 interest of $489 in 1995)                   $      2,546    $      1,663

See accompanying notes.

Cagle Foods JV, L.L.C.
Notes to Financial Statements
December 28, 1996 and December 30, 1995

1. Summary of Significant Accounting Policies
Description of Business
Cagle Foods JV, L.L.C. (the "Company") was established as a Limited Liability Company on March 27, 1993 and is a joint venture between Cagle's, Inc. and Executive Holdings Ltd. The latest date at which the Limited Liability Company is to dissolve is 2022. The Company is engaged in the production and sale of processed chicken and finished feed.

Inventories
Live field inventories are stated at the lower of cost or market, and breeders are stated at cost, less accumulated amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on monthly egg production. Finished products, feed, medication and supplies are stated at the lower of cost or market determined by the first-in, first-out method.

Inventories consist of the following (in thousands):
                                      December 28, 1996     December 30, 1995
Finished products                            $  5,666               $   289
Field inventory, breeders and eggs             12,111                 8,184
Feed, ingredients and medication                  654                   628
Supply Inventory                                  281                   272
                                      ----------------    ------------------
                                              $18,712                $9,373

Property, Plant, and Equipment
Property, plant, and equipment is stated at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes over the following periods:
          Buildings and improvements                     3-30 years
          Machinery, furniture and equipment             3-17 years
          Vehicles                                       1-8  years

Other Assets
Other assets consist primarily of loan origination fees and organizational costs which are amortized on a straight-line basis over seven years. Accumulated amortization related to loan origination fees and organization costs was $512,000 and $327,000 at December 28, 1996 and December 30, 1995, respectively.

Interest Rate Swap Agreements
These agreements involve the receipt of a fixed-rate of interest on long-term debt in exchange for floating-rate of interest over the life of the agreements without an exchange of the underlying debt principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The fair values of the swap agreements are not recognized in the financial statements.

Fair Value of Financial Instruments
The carrying amounts reported in the balance sheets for cash, receivables, and accounts payable approximate fair values.
The carrying amount reported in the balance sheets for long-term debt approximates fair value. Fair value is estimated based on the present value of expected cash flows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements
In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement No. 121 in fiscal year 1996. Adoption had no effect on the financial statements.

Fiscal Year-End
The Company follows the concept of a fiscal year which ends on the Saturday nearest to the end of the month of December.

Income Taxes
The Company is a Limited Liability Company and has received a ruling from the Internal Revenue Service which allows the Company to be treated as a partnership for income tax purposes. As a partnership, it is not subject to income taxes and the partners report their proportionate share of the income on their tax returns.

2. Construction-In-Process
During 1996, the Company initiated a plant expansion project in Camilla, Georgia. The Company anticipates leasing the new structure to Executive Holding Ltd. which will use the facility for further processing. The Company expects the expansion to be completed in October 1997 with a total estimated cost of $16.6 million. Aggregate costs incurred as of December 28, 1996 totaled approximately $571,000.

3. Long-Term Debt
Long-term debt consists of the following:
                                               December 28,    December 30,
(In Thousands)                                    1996            1995
                                               ------------    ------------
Note Payable to Cagle's, Inc., variable
interest rate (7.6% at December 28, 1996
and 7.9% at December 30, 1995),
maturing on March 27, 2000                         $1,400	          $1,400
Notes payable to financial institutions under
a revolving credit agreement, variable
interest rate (ranging from 6.50% to 6.59%
at December 28, 1996 and 7.56% to 7.63
at December 30, 1995), maturing on
December 31, 1999                                  9,951             9,666
Notes payable to financial institutions under
a term loan agreement, variable interest
rate (6.53% at December 28, 1996 and
ranging from 7.69% to 7.88% at
December 30, 1995), due in installments
commencing March 31, 1998                        24,325            28,000
                                              ----------       ------------
                                                 35,676            39,066
Less amounts currently due                            -             3,675
                                              ----------       ------------
Total long-term debt                            $35,676           $35,391

On December 20, 1993, the Company executed a loan agreement for a $28 million term loan facility and a $5 million revolving loan facility at variable interest rates. On August 16, 1995, the loan agreement was amended to increase the revolving loan commitment to $12 million, extend the revolving loan maturity date to December 31, 1998 and reduce the annual fee for the unused portion of the revolving loan commitment to 0.25%. These loans were obtained for the financing of the construction of the new hatchery and processing plant in Camilla, Georgia. The debt is secured by all assets of the Company. Additionally, Executive Holdings Ltd. is liable for any deficiency related to the debt and Cagle's, Inc. and Executive Holdings Ltd. are obligated under an agreement to ensure the purchase of the Company's production.

The Company refinanced its debt subsequent to year-end (Note 8). Maturities under the new credit facility begin in 1998. Accordingly, the outstanding debt under the term loan facility and the revolving credit facility as of December 28, 1996 has been classified as long-term in these financial statements.

Aggregate maturities of long-term debt during the years subsequent to December 28, 1996 under the credit facility which the Company executed on December 31, 1996 and the note payable to Cagle, Inc. are as follows (in thousands):
          For the year ended:
             January 3, 1998           $     -
             January 2, 1999             6,500
             January 1, 2000            16,951
             December 30, 2000           6,650
             December 29, 2001           5,575
                                     ---------
                                       $35,676

The Company has incurred approximately $844,000 in loan origination costs related to the term loan and revolver which is being amortized on a straight line basis over seven years (the term of the loan). Amortization related to this intangible asset amounted to approximately $152,000 and $144,000 in 1996 and 1995, respectively.

The Company has entered into interest rate swap agreements to reduce the impact of changes in interest rates on its notes payable to financial institutions.
At December 28, 1996, the Company had two outstanding interest rate swap agreements, having a notional amount of $23,100,000. These agreements effectively fix the average interest rate on the Company's $28 million term loan agreement at 5.845% plus a spread based on the Company's Debt to Cash flow ratio through 2000. Under the terms of the agreements, the Company makes payments at fixed rates and receives payments at variable rates which are based on LIBORs adjusted quarterly. Approximately $69,336 in unrealized gains exists on these agreements at December 28, 1996. The Company does not intend to terminate these agreements prior to the maturity date.

The Company has an unused letter of credit amounting to $350,000 at December 28, 1996. The Company pays an annual fee of 0.25% of the unused portion of the letter of credit which expires on July 16, 1997.

4. Related Party Transactions
Sales to the Company's owners (Executive Holdings Ltd./Keystone Foods Corporation and Cagle's, Inc.) represented 92.7% and 95.7% of net sales during the year ended December 28, 1996 and the year ended December 30, 1995, respectively. The Company sells deboned chicken at cost plus $.03 per eviserated pound to Executive Holdings Ltd. and Cagle's, Inc. The Company also sells other chicken components at market price to Cagle's, Inc.

Effective January 1, 1996, Executive Holdings Ltd. and Cagle's, Inc. began charging the Company a management fee based on the Company's volume of production. Executive Holdings Ltd. and Cagle's, Inc. both charge the Company administrative service fees based on the Company's volume of production. Additionally, Cagle's, Inc. provides computer processing services to the Company for which it charges a fee also based on the Company's volume of production.

Transactions and balances with related parties are summarized as follows:


 (In Thousands)                    Executive Holdings Ltd.    Cagle's, Inc.
Year ended December 28, 1996
Transactions:
  Sales                                        $132,344           $14,874
  Management fee                                  3,152             3,152
  Administrative service and other fees             946             1,304
Balances at year end:
  Accounts receivable                             5,223             1,132
  Note payable                                        -             1,400

Year ended December 30, 1995
Transactions:
  Sales                                         $75,218           $22,399
  Sales at cost                                       -             1,654
  Administrative service and other fees             642               925
Balances at year end:
  Accounts receivable                             5,362             1,075
  Accrued expenses                                  493                 -
  Note payable                                        -             1,400

5. Commitments and Contingencies
The Company leases machinery and equipment under operating leases. The leases for the machinery and equipment require payments of contingent rentals based on usage in excess of a specified minimum, and future rental payments may be adjusted for increases in maintenance and insurance above specified amounts. Rent expense for the years ended December 28, 1996 and December 30, 1995 was approximately $477,000 and $363,000, respectively.

Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 28, 1996:

                                                Operating
                                                 Leases
(In Thousands)
       January 3, 1998                           $319
       January 2, 1999                            161
       January 1, 2000                              6
       Total minimum lease payments              $486


The schedule above includes leases for certain vehicles which may require the Company to make additional payments if the sales price of the vehicle at the end of the lease term is below the guaranteed residual value.

During 1994, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a water tower and waste water treatment system primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the City provide adequate water and waste water treatment services. If the City is unable to provide water and waste water treatment services, the Company is not obligated to repay the debt. The cost and related debt associated with these facilities was approximately $10.1 million. The Company has agreed to make annual debt service payments of approximately $746,000 through May, 2016.

During 1995, the Company entered into an agreement with the City of Camilla, Georgia whereby the City agreed to construct a power substation primarily for the Company. The Company has agreed to service the debt incurred by the City to construct these facilities under the condition that the city provide an adequate power supply to the processing plant. If the City is unable to provide an adequate power supply, the Company is not obligated to repay this debt. The total cost and debt associated with these facilities was approximately $205,000. The Company has agreed to make annual debt service payments of approximately $41,000 through June 2005.

The Company has entered into an agreement with the City of Camilla, Georgia to construct an additional waste water treatment facility to service the processing plant including the planned expansion. Under the terms of the agreement, the Company is responsible for the estimated total cost of the facility of approximately $2.1 million less any grant money received by the City of Camilla to fund this project. To date, the Company has incurred approximately $619,000 in costs which are to be reimbursed by the City.
The Company will be required to reimburse the City over a twenty year period for costs incurred in excess of grants received. Additionally, the Company will be required to pay for the maintenance and operations of the facility.

6. Investment in Unconsolidated Affiliates
At the date the Company was formed (March 27, 1993), Cagle's, Inc. transferred their investment of approximately $894,000 (50% of the outstanding stock) in a grain elevator corporation to the Company. The investment is being accounted for under the equity method. The undistributed income for the years ended December 28, 1996 and December 30, 1995 from this affiliate allocated to the Company was approximately $351,000 and $86,000, respectively. The Company purchased, at prices approximating market, $62.3 million and $30.1 million in feed ingredients from this affiliate during the years ended December 28, 1996 and December 30, 1995, respectively.

Effective December 1995, Cagle's, Inc., Executive Holdings, L.P. and the Company formed Cagle Foods Credit, L.L.C. (Credit Company). Each
Company has made capital contributions of $3,000. The Credit Company was formed for the purpose of financing the poultry business. The investment is being accounted for under the equity method. The undistributed loss for the year ended December 28, 1996 from this affiliate allocated to the Company was approximately $21,000. The Credit Company had no activity during 1995.

On December 5, 1995, the Credit Company executed a loan agreement for a $15 million revolving loan facility at variable interest rates. The Company has guaranteed the borrowings under the loan agreement. The Credit Company has received advances of approximately $12.8 million on the revolving loan facility as of December 28, 1996.

7. Benefit Plans
Substantially all of the Company's union employees are covered by a union-sponsored multi-employer defined benefit plan to which the Company contributes amounts specified by the union contract. A separate actuarial valuation for this plan is not made for the Company. Accordingly, information with respect to accumulated plan benefits and net assets available for benefits is not presented. Under the Employee Retirement Income Security Act of 1974 as amended in 1980, an employer upon withdrawal from a multi-employer plan is required, in certain cases, to continue funding its proportionate share of the plan's unfunded vested benefits. Amounts paid for pension benefits for union employees totaled approximately $184,000 for the year ended December 28, 1996 and $118,000 for the year ended December 30, 1995.

The Company also has a 401(k) retirement plan for employees not covered under the collective bargaining agreement. Under the plan, the Company contributes up to 2% of participating employees' salaries. Amounts contributed by the Company to the 401(k) plan totaled approximately $29,000 for the year ended December 28, 1996 and $23,000 for the year ended December 30, 1995.

8. Subsequent Events
On December 31, 1996, the Company executed a loan agreement for a $38 million term loan facility and a $12 million revolving loan facility. The existing debt outstanding as of December 28, 1996 was repaid using proceeds from the new credit facility. The Company has drawn $27 million under the term loan facility and $10.6 million under the revolving credit facility as of March 14,
 1997. The method used in determining the effective interest rates on the long-term debt has not changed under the new financing agreement. Maturities of the loan facility begin in 1998. The Company refinanced its debt in order to fund its plant expansion project.